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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                              SCHEDULE 14D-1
                Tender Offer Statement Pursuant to Section
              14(d)(1) of the Securities Exchange Act of 1934

                          BERG ELECTRONICS CORP.
                         (Name of Subject Company)

                           BERG ACQUISITION CO.
                                 (Bidder)

                  FRAMATOME CONNECTORS INTERNATIONAL S.A.
                                (Co-Bidder)
                  Common Stock, $0.01 Par Value per Share
              Class A Common Stock, $0.01 Par Value per Share
 (including associated rights to purchase Series A Junior Preferred Stock)
                      (Title of Class of Securities)

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                                08372 L 10
                                 08372 CLA
                              (Cusip number)
                           Berg Acquisition Co.
                 c/o Framatome Connectors USA Holding Inc.
                              55 Walls Drive
                                 Suite 304
                              P.O. Box 320599
                         Fairfield, CT 06432-0599
                          Telephone: 203-319-3940
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                  and Communications on Behalf of Bidder)
                                Copies to:
                           John J. McCarthy, Jr.
                           Davis Polk & Wardwell
                           450 Lexington Avenue
                         New York, New York 10017
                         Telephone: (212) 450-4000
                         CALCULATION OF FILING FEE
        Transaction valuation*                    Amount of filing fee
    ------------------------------           ------------------------------
            $1,495,605,063                              $299,121

* The transaction value equals the sum of (x) 40,933,988 (the number of shares of Common Stock of the subject company outstanding plus shares of Common Stock issuable pursuant to exercisable options) multiplied by $35 and (y) 1,908,554 (the number of shares of Class A Common Stock) multiplied by $32.965.

[ ]   Check box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.
Form or Registration No.: Not applicable.
Filing Party: Not applicable.
Date Filed: Not applicable.

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                Item l.  Security and Subject Company

             (a) The name of the subject company is Berg Electronics Corp., a Delaware corporation (the "Company"), and the address of its principal executive offices is set forth in Section 7 "Certain Information Concerning the Company" of the Offer to Purchase, which is incorporated herein by reference.

             (b) This Statement relates to the offer by Berg Acquisition Co., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of Framatome Connectors USA Holding Inc., a New York corporation ("FC USA"), and an indirect wholly-owned subsidiary of Framatome Connectors
International S.A., a corporation organized under the laws of the Republic of France ("Parent"), to purchase all outstanding shares of Common Stock, $0.01 par value per share (the "Common Shares"), of the Company at $35.00 per Common Share, net to the seller in cash, and all outstanding shares of Class A Common Stock, $0.01 par value per share (the "Class A Shares"), of the Company at $32.965 per Class A Share, net to the seller in cash, including in each case the associated rights to purchase Series A Junior Preferred Stock (the "Rights") issued pursuant to the Rights Agreement dated as of December 22, 1997 and amended August 27, 1998, between the Company and Harris Trust and Savings Bank, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2) (which, together with any supplements or amendments, are herein collectively referred to as the "Offer"). As of August 24, 1998, there were 39,398,204 Common Shares outstanding and 1,908,554 Class A Shares outstanding. The bidder is Purchaser and co-bidder is Parent.

             (c) The information set forth in Section 6 "Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

               Item 2.  Identity and Background.

               (a)-(d),(g) This Statement is filed by Purchaser, Parent, FC USA and Framatome S.A., a corporation organized under the laws of the Republic of France ("Framatome"). The information set forth in the Introduction,
Section 8 "Certain Information Concerning Purchaser, Parent, FC USA and Framatome" and Schedule A of the Offer to Purchase is incorporated herein by reference.

               (e)-(f) Neither Purchaser, Parent, FC USA nor Framatome, nor, to the best knowledge of Purchaser, any of the persons listed in Schedule A of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

               Item 3. Past Contacts, Transactions or Negotiations with the Subject Company.

               (a)-(b) The information set forth in the Introduction and Section l0 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" of the Offer to Purchase is incorporated herein by reference.

               Item 4.  Source and Amount of Funds or Other Consideration.

               (a)-(b) The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

               (c) Not applicable.

               Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.

               (a)-(e) The information set forth in the Introduction and
Section 12 "Purpose of the Offer; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

               (f)-(g) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

               Item 6.  Interest in Securities of the Subject Company.

               (a)-(b) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Schedule A of the Offer to Purchase is incorporated herein by reference.

               Item 7. Contracts, Arrangements, Understandings or
                       Relationships with Respect to the Subject Company's Securities.

               The information set forth in the Introduction, Section 8 "Certain Information Concerning Purchaser, Parent, FC USA and Framatome",
Section 9 "Source and Amount of Funds", Section 11 "The Merger Agreement; the Stockholders Agreement" and Schedule A of the Offer to Purchase is incorporated herein by reference.

               Item 8.  Persons Retained, Employed or to be Compensated.

               The information set forth in Section 18 "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

               Item 9.  Financial Statements of Certain Bidders.

               Not applicable.

               Item 10.  Additional Information.

             (a) The information set forth in the Introduction, Section 10 "Background of the Offer; Past Contacts, Transactions or Negotiations with the Company" and Section 11 "The Merger Agreement; the Stockholders Agreement" of the Offer to Purchase is incorporated herein by reference.

             (b)-(c) The information set forth in Section 17 "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

             (d) The information set forth in Section 13 "Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

             (e) Not applicable.

             (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

               Item 11.  Material to be Filed as Exhibits.

           (a)(l) Offer to Purchase, dated September 2, 1998.

           (a)(2) Letter of Transmittal (including Guidelines for
                  Certification of Taxpayer Identification Number on Substitute Form W-9).

           (a)(3) Notice of Guaranteed Delivery.

           (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (a)(6) Letter to participants in Berg Electronics Corp. 1997 Employee Stock Purchase Plan.

           (a)(7) Text of press release issued by Bidder and the Company dated August 27, 1998.

           (a)(8) Form of summary advertisement dated September 2, 1998.

           (b)(1) Letter dated as of September 1, 1998 from Credit Commercial de France and Societe Generale.

           (b)(2) Letter dated as of September 2, 1998 from Framatome to
                  Parent.

           (c)(1) Agreement and Plan of Merger dated as of August 27, 1998, by and among Parent, Purchaser and the Company.

           (c)(2) Stockholders Agreement dated as of August 27, 1998 between Purchaser and certain stockholders of the Company.

           (c)(3) Confidentiality Agreement dated as of July 13, 1998 between the Company and Parent.

              (d) None.

              (e) Not applicable.

              (f) None.


                                 SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1998

                                   BERG ACQUISITION CO.




                                   By: /s/ Philippe Anglaret
                                       ------------------------------------
                                       Name:  Philippe Anglaret
                                       Title: Chairman of the Board and
                                              President




                                   FRAMATOME CONNECTORS INTERNATIONAL S.A.




                                   By: /s/ Philippe Anglaret
                                       ------------------------------------
                                       Name:  Philippe Anglaret
                                       Title: Chairman and President




                                   FRAMATOME S.A.




                                   By: /s/ Dominique Vignon
                                       ------------------------------------
                                       Name:  Dominique Vignon
                                       Title: Chairman and Chief Executive
                                              Officer




                                   FRAMATOME CONNECTORS USA HOLDING INC.




                                   By: /s/ Philippe Anglaret
                                       ------------------------------------
                                       Name:  Philippe Anglaret
                                       Title: President and Chief Executive
                                              Officer